Exhibit 10.1

EXECUTION COPY

RETENTION AGREEMENT

This Retention Agreement (the “Agreement”) is made this 12th day of October, 2015, by and between Citrix Systems, Inc., a Delaware corporation (the “Company”), and Mark B. Templeton (the “Executive”).

WHEREAS, on July 24, 2015, the Executive notified the Company of his plan to retire from his executive leadership positions with the Company;

WHEREAS, the Company has been in the process of reviewing and/or implementing a number of significant strategic and operational initiatives, including the search for a new Chief Executive Officer to succeed the Executive, whether the Executive’s successor be appointed on a permanent, interim or acting basis (in each case, a “Successor CEO”); and

WHEREAS, following the announcement of his planned retirement, the Executive has continued to play a critical role in, among other things, (i) retaining and leading the Company’s management team, (ii) preserving the operational capacity of the Company, (iii) maintaining the commitment and engagement of the Company’s employees, partners and customers, and (iv) facilitating a smooth transition to the Successor CEO.

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements of the parties herein contained, the parties hereto agree as follows:

1. Purpose. The Board of Directors of the Company (the “Board”) considered it essential to the best interests of its stockholders for the Executive to continue to provide services to the Company until the earlier of (a) the date that the Successor CEO commences employment with the Company or (b) the date of termination of the Executive’s employment by the Board without “cause” (as defined in his Change in Control Agreement with the Company) (the “Last Service Date”). Accordingly the Board, upon the recommendation of the Compensation Committee and given the uncertainty as to the length of the search process for the Successor CEO when commenced, determined that appropriate steps were required to be taken to provide the Executive with a retention bonus and other compensation and benefits arrangements to encourage him to remain employed until the Last Service Date.

2. Transition of Duties. Until the Last Service Date, the Executive shall continue to serve as the Company’s Chief Executive Officer with the same powers and duties in effect prior to the execution of this Agreement and shall devote such time as is necessary for the diligent and faithful performance of such duties. In addition, at the request of the Board, the Executive shall provide reasonable support and assistance to the Board in the transfer of executive leadership to the Successor CEO. Effective as of the Last Service Date, the Executive shall retire as a member of the Board and from the Executive’s positions as President and Chief Executive Officer of the Company and as director and/or officer of any subsidiaries of the Company. Such retirement shall be automatic and without any further action on the Executive’s part, and the Executive agrees to execute any additional documentation with respect thereto reasonably requested by the Company. Nothing in this Agreement shall be construed as creating an express or implied contract of employment; and, except as otherwise agreed in writing between the Executive and the Company, the Executive shall not have any right to be retained in the employ of the Company, any successor to the Company or any successor of any business of the Company.

3. Retention Bonus. Upon the Executive’s retirement on his Last Service Date, subject to the Executive signing a separation and release agreement in the form of Exhibit I (the “Separation Agreement and Release”) on or after the Last Service Date and the Separation Agreement and Release becoming irrevocable within 30 days of the Last Service Date (the “30-day Period”), he shall be entitled to the following:

(a) The Company shall pay to the Executive a lump sum cash payment equal to two times the sum of the Executive’s then current annual base salary and Target Variable Cash Compensation. Subject to the provisions of Section 13, such amount shall be paid in a lump sum on the next regularly scheduled payroll date following the date that the Separation Agreement and Release becomes irrevocable and in any event within the 30-day Period; provided, however, that if the 30-day Period begins in one calendar year and ends in a second calendar year, and the lump sum amount would have been payable during the first calendar year based on the foregoing, the lump sum amount shall instead be paid on the first regularly scheduled payroll date in the second calendar year and no later than the last day of the 30-day Period;

(b) The Executive shall become fully vested in all of his outstanding restricted stock units with time-based vesting upon the date the Separation Agreement and Release becomes irrevocable (it being understood that, prior to such date, the Executive shall have no rights with respect to the shares of the Company’s common stock underlying any unvested restricted stock units); and notwithstanding the terms of the existing equity award agreements, the forfeiture of such equity awards shall be delayed until the end of the 30-day Period and, if the Separation Agreement and Release becomes irrevocable, the forfeiture shall be waived. Shares of the Company’s common stock underlying any restricted stock units with time-based vesting shall be issued to the Executive upon the Separation Agreement and Release becoming irrevocable in accordance with the foregoing;

(c) The Company shall provide the Executive, and his eligible dependents, at the Company’s expense, continued medical, dental and vision insurance benefit coverage substantially as provided on the Last Service Date until the Executive’s 65th birthday (the “Coverage Period”), provided that the Executive timely executes all necessary COBRA election documentation. COBRA election documentation will be sent to the Executive after the Executive’s Last Service Date;

(d) The Company confirms its obligation to pay and agrees to pay the regular premiums due on New York Life Insurance Policy No. 56-401-441, Policy No. 56-401-419, Policy No. 56-405-294 and Policy No. 56-405-394 (the “Policies”) until the Executive’s 65th birthday. On the Last Service Date, the Company shall take such action as may be required to assign the ownership of the Policies from the Company to the Mark Templeton Irrevocable Trust Dated December 29, 2003 (the “Trust”). On the Last Service Date, the Company shall also take action to assign and transfer to the Executive his current executive disability insurance policy, if requested by the Executive.

(e) The Company shall obtain and pay on the Executive’s behalf supplemental Directors and Officers Liability Insurance Side A coverage through AIG with a limit in the amount of $10 million, excess of the Company’s then current Directors and Officers Liability Insurance coverage limits, which shall be effective as of the Last Service Date. Such supplemental coverage shall remain in force after the Last Service Date without annual renewal requirements. Notwithstanding the foregoing, in the event that such supplemental coverage is eroded and/or exhausted through payment of loss(es), the Company shall be under no obligation to replace or reinstate such supplemental coverage. The Company shall also take all necessary action to maintain the Executive as an insured under its Directors and Officers Liability Insurance as a past duly elected or appointed director and officer of the Company, including payment of any related premiums.

Notwithstanding the foregoing, if the Executive is party to a Change in Control Agreement with the Company and becomes eligible to receive severance payments under the Change in Control Agreement, he shall not be eligible to receive payments under this Agreement.

For purposes of this Agreement, the term “Target Variable Cash Compensation” shall mean the Executive’s variable cash compensation target for the then current fiscal year, calculated as though the Company and the Executive achieved, as of the applicable measurement date, the Company’s financial targets and the Executive’s financial targets and individual goals, each at the 100 percent level.

4. Transition Assistance. Upon the request of the Board, the Executive shall provide transition assistance to the Company after the Last Service Date through December 31, 2015 under such terms and conditions to be mutually agreed upon between the Board and the Executive. The Company shall compensate the Executive at a daily rate equal to his annual base salary as of the Last Service Date divided by 365 for each day on which the Executive provides any agreed service. It is the expectation of the parties that the Executive would not be expected to perform transition assistance in excess of 20 percent of the average hours worked during the three-year period immediately preceding the Last Service Date. Accordingly, the Executive shall incur a “separation from service” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) upon his Last Service Date.

5. Withholding. All payments made by the Company under this Agreement shall be net of any tax or other amounts required to be withheld by the Company under applicable law. The Executive agrees to provide payments promptly to the Company to cover any required withholding taxes.

6. Settlement and Arbitration of Disputes. Any controversy or claim arising out of or relating to this Agreement or the breach thereof shall be settled exclusively by arbitration in accordance with the laws of the State of Florida by three arbitrators, one of whom shall be appointed by the Company, one by the Executive and the third by the first two arbitrators. If the first two arbitrators cannot agree on the appointment of a third arbitrator, then the third arbitrator shall be appointed by the Judicial Arbitration & Mediation Services (“JAMS”) in Boca Raton or Miami, Florida. Such arbitration shall be conducted in Boca Raton or such other agreed location in Florida in accordance with the Employment Rules of JAMS for employment related arbitrations, except with respect to the selection of arbitrators which shall be as provided in this

Section 6. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. To the extent permitted by law, the parties shall each bear their own costs, expert fees, attorneys’ fees, and other fees incurred in connection with this Agreement. However, the arbitrators (if permitted by law) shall have the authority to award to the prevailing party his/its reasonable attorneys’ fee, expert fees and costs.

7. Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by registered or certified mail, postage prepaid, to the Executive at the last address the Executive has filed in writing with the Company, or to the Company at its main office, attention of the Board of Directors.

8. No Offset. The Company’s obligation to make the payments provided for in this Agreement and otherwise perform its obligations hereunder shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense or other right which the Company or any of its Affiliates may have against the Executive or others whether by reason of the Executive’s breach of this Agreement, subsequent employment of the Executive, or otherwise. Furthermore, the Executive has no duty at law or under contract to mitigate any effects of the termination of his employment or any damages he may incur in the event of the Company’s breach of its obligations under this Agreement. The Company further agrees that if the Executive becomes entitled to advancement of Expenses, as such term is defined in the Indemnification Agreement the Company has with the Executive as of the Last Service Date, pursuant to Section 8 or 12(e) of such Indemnification Agreement, the Company shall not assert any equitable defense to payment of any portion of the Expenses based on any defenses, either by set-off or otherwise, other than defenses based on the terms of such Indemnification Agreement.

9. Attorney’s Fees. The Company shall reimburse the Executive’s reasonable attorney’s fees and documented and necessary out of pocket expenses in connection with the negotiation of this Agreement in an amount up to $35,000.

10. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes in all respects all prior agreements between the parties concerning such subject matter.

11. Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Company.

12. Governing Law. This contract shall be construed under and be governed in all respects by the laws of the State of Florida, without giving effect to such state’s conflicts of laws principles.

13. Section 409A.

(a) Anything in this Agreement to the contrary notwithstanding, if at the time of the Executive’s “separation from service” within the meaning of Section 409A of the Code, the Company determines that the Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the

Executive becomes entitled to under this Agreement would be considered deferred compensation subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after the Executive’s separation from service, or (B) the Executive’s death; provided, however, that in the case of benefits, the Executive may elect to pay for the costs of such benefits during such delay period in exchange for reimbursement of such costs after the end of the delay period. Any such delayed cash payment shall earn interest at an annual rate equal to the applicable federal short-term rate published by the Internal Revenue Service for the month in which the date of separation from service occurs, from such date of separation from service until the payment.

(b) The parties intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

(c) To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the Executive’s termination of employment, then such payments or benefits shall be payable only upon the Executive’s “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A 1(h).

(d) The Company makes no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

IN WITNESS WHEREOF, this Agreement has been executed as a sealed instrument by the Company by its duly authorized officer, and by the Executive, as of the date first above written.

CITRIX SYSTEMS, INC.

By:	/s/ Antonio G. Gomes
Antonio G. Gomes
Senior Vice President and General Counsel

/s/ Mark B. Templeton
Mark B. Templeton

EXHIBIT I

SEPARATION AGREEMENT AND RELEASE

I, Mark B. Templeton (referred to herein with the pronouns “I,” “me” and “my”), and Citrix Systems, Inc. (the “Company”) enter into this Separation Agreement and Release (the “Release”) pursuant to Section 3 of the Retention Agreement between the Company and me dated October 12, 2015 (the “Retention Agreement”). I acknowledge that my timely execution and return and my non-revocation of this Release are conditions to my entitlement to the benefits set forth in Section 3 of the Retention Agreement (the “Retention Bonus”). The Company and I therefore agree to the following terms:

1. Release of Claims.

(a) My Release of Claims. I voluntarily release and forever discharge the Company, its parents, subsidiaries, and affiliated entities, and each of those entities’ respective current and former shareholders, investors, directors, officers, employees, agents, attorneys, insurers, legal successors and assigns (collectively referred to as the “Releasees”) generally from all claims, demands, debts, damages and liabilities of every name and nature, known or unknown (“Claims”) that, as of the date when I sign this Release, I have, ever had, now claim to have or ever claimed to have had against any or all of the Releasees. This includes, without limitation, the release of all Claims:

•	relating to my employment by the Company and my separation from employment;

•	of wrongful discharge;

•	of breach of contract;

•	of retaliation or discrimination under federal, state or local law (including, without limitation, Claims of age discrimination or retaliation under the Age Discrimination in Employment Act, Claims of disability discrimination or retaliation under the Americans with Disabilities Act, Claims of discrimination or retaliation under Title VII of the Civil Rights Act of 1964 and Claims of any form of discrimination or retaliation that is prohibited by the Florida Civil Rights Act or the law of any other state;

•	under any other federal or state statute;

•	of defamation or other torts;

•	of violation of public policy;

•	for wages, bonuses, incentive compensation, vacation pay or any other compensation or benefits; and

•	for damages or other remedies of any sort, including, without limitation, compensatory damages, punitive damages, injunctive relief and attorney’s fees;

provided, however, that this release shall not affect my rights under the Company’s Section 401(k) plan, my rights to the Retention Bonus under the Retention Agreement, or my rights to indemnification under the Indemnification Agreement between the Company and me (the “Indemnification Agreement”) or any indemnification rights provided by state or federal law or policy of insurance.

I agree that I shall not seek or accept damages of any nature, other equitable or legal remedies for my own benefit, attorney’s fees, or costs from any of the Releasees with respect to any Claim released by this Release. I represent that I have not assigned to any third party and I have not filed with any court any Claim released by this Release.

(b) Release of the Company’s Claims. In consideration for, among other terms, my release of Claims pursuant to the preceding subsection, the Company voluntarily releases and forever discharges me generally from all Claims that, as of the date when the Company signs this Release, the Company has, ever had, now claims to have or ever claimed to have had against me, including, without limitation, all Claims relating to my employment by and termination of employment with the Company; provided that the Company does not release me from any civil Claim that is based on my conduct that also satisfies the elements of a criminal offense or a breach of fiduciary duty (“Excepted Claim”).

2. Ongoing Obligations. I reaffirm my ongoing obligations under the Citrix Systems, Inc. Non-Solicitation, Non-Competition and Confidentiality and Employee Non-Disclosure Agreement between me and the Company dated August 4, 2005 (the “Restrictive Covenant Agreement”), including, without limitation, my obligations to maintain the confidentiality of all confidential and proprietary information of the Company, to return to the Company (in good condition) all of the Company’s equipment, property, and documents (whether in paper, electronic, or other format, and all copies thereof) that are in my possession or control, and refrain from certain competition and solicitation activities for a twelve (12) month period after Last Service Date. I acknowledge that the execution of Exhibit A to the Restrictive Covenant Agreement, entitled “Citrix Systems, Inc. Termination Certification” (the “Certification”), is required by the Restrictive Covenant Agreement and accordingly agree to sign and return to the Company, at the same time I return the Release, the Certification (attached hereto as Appendix A) as a condition to my entitlement to the Retention Bonus. I also reaffirm my ongoing obligations under the Citrix Systems, Inc. Statement of Company Policy Regarding Insider Trading and Disclosure of Material Non-Public Information (the “Insider Trading Policy”) and agree that those obligations continue to apply following my separation from employment, until such time as any material, nonpublic information possessed by me has become public or is no longer material, but not to exceed 12 months. Without limiting the foregoing, I acknowledge and agree that I shall continue to be subject to the remainder of any Quarterly Black-Out or Special Black-Out (as defined in the Insider Trading Policy), if such black-out period was instituted prior to my Last Service Date.

3. Litigation and Regulatory Cooperation. I agree to cooperate fully with the Company in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that transpired while I was employed by the Company. My full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. I also agree to cooperate fully with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while I was employed by the Company. Any cooperation pursuant to this Section 3 is subject to the Company’s obligation to (i) reimburse me for any expenses incurred during activities reasonably performed at the Company’s request pursuant to this Section 3, subject to the same standards and procedures as apply to business expense reimbursements pursuant to the Company’s Travel and

Expense reimbursement policy, and (ii) compensate me at a daily rate equal to the sum of my annual base salary as of the “Last Service Date” and my “Target Variable Cash Compensation”, each as defined in the Retention Agreement, divided by 365 to the extent that I reasonably expend any time in performing activities at the Company’s request pursuant to this Section 3 at any time more than two years after the Last Service Date; provided that I acknowledge that I shall not at any time be entitled to compensation for time spent in activities that could have been compelled pursuant to a subpoena, including testimony and related attendance at depositions, hearings or trials.

4. Non-Disparagement and No Cooperation. I agree that I will not, at any time in the future, make any written or oral statement that disparages or damages (i) the business of the Company or any affiliate of the Company (together, “Company Parties”), (ii) any products or services of any Company Party, (iii) any member of the board of directors or management of any Company Party or (iv) any investor in the securities of the Company or any representative thereof. I agree that I will not counsel or assist any attorneys or their clients in the presentation or prosecution of any disputes, differences, grievances, claims, charges, or complaints by any third party against the Company and/or any of the other Releasee, unless under a subpoena or other court order to do so; provided that nothing in this Release shall be construed to affect my right to participate in any proceeding before a federal or state administrative agency, including, without limitation, by cooperating with any such agency’s request for information or by making any good faith report to a governmental entity concerning any act or omission that I reasonably believe constitutes a possible violation of federal or state law or making other disclosures that are protected under the anti-retaliation or whistleblower provisions of applicable federal or state law or regulation. In addition, I recognize that the Company’s business relationships with its customers, distributors, resellers and partners (collectively, “Customers and Partners”) are very important to the Company, and that if I – as an important Company representative in its dealings with Customers and Partners during the course of my employment – make any statement (directly or indirectly) to such Customers or Partners about the Company, any other Company Party, employees of any Company Party or the products or services of any Company Party that is untrue or otherwise may be harmful to the Company or any other Company Party, I will be deemed to have violated this Section 4.

5. California Civil Code Section 1542.

(a) I acknowledge that I have been advised to consult with legal counsel and am familiar with the provisions of California Civil Code Section 1542, a statute that otherwise prohibits the release of unknown claims, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Being aware of said code section, I agree to expressly waive any rights I may have thereunder, as well as under any other statute or common law principles of similar effect. I further acknowledge and agree that the inclusion of the waiver of said code section in this Release shall not be construed to affect the applicability of Florida law to this Release or to any other agreement between the Company and me.

(b) The Company also acknowledges that it has been advised to consult with its legal counsel and is familiar with California Civil Code, Section 1542 cited above. Being aware of such code section the Company agrees to expressly waive any rights it may have thereunder as well as under any other statute or common law principle of similar effect concerning all matters it has released under Section 1(b).

6. Right to Consider and Revoke Release. I acknowledge that I have been given the opportunity to consider this Release for a period ending twenty-one (21) days after the date when it was proposed to me. In the event that I execute this Release within less than twenty-one (21) days after such date, I acknowledge that such decision was entirely voluntary and that I had the opportunity to consider this Release until the end of the twenty-one (21) day period. To accept this Release, I shall deliver a signed Release to the Company’s General Counsel within such twenty-one (21) day period. For a period of seven (7) days from the date when the I execute this Release (the “Revocation Period”), I shall retain the right to revoke this Release by written notice that is received by the General Counsel on or before the last day of the Revocation Period. This Release shall take effect only if it is executed within the twenty-one (21) day period as set forth above and if it is not revoked pursuant to the preceding sentence. If those conditions are satisfied, this Release shall become effective and enforceable on the date immediately following the last day of the Revocation Period (the “Effective Date”).

7. Other Terms.

(a) Legal Representation; Review of Release. I acknowledge that I have been advised to discuss all aspects of this Release with my attorney, that I have carefully read and fully understand all of the provisions of this Release and that I am voluntarily entering into this Release.

(b) Binding Nature of Release. This Release shall be binding upon me and upon my heirs, administrators, representatives and executors.

(c) Amendment. This Release may be amended only upon a written agreement executed by the Company and me.

(d) Severability. In the event that at any future time it is determined by an arbitrator or court of competent jurisdiction that any covenant, clause, provision or term of this Release is illegal, invalid or unenforceable, the remaining provisions and terms of this Release shall not be affected thereby and the illegal, invalid or unenforceable term or provision shall be severed from the remainder of this Release. In the event of such severance, the remaining covenants shall be binding and enforceable.

(e) Governing Law and Interpretation. This Release shall be deemed to be made and entered into in the State of Florida, and shall in all respects be interpreted, enforced and governed under the laws of the State of Florida, without giving effect to the conflict of laws provisions of Florida law. The language of all parts of this Release shall in all cases be construed as a whole, according to its fair meaning, and not strictly for or against the Company or me.

(f) Entire Agreement; Absence of Reliance. I acknowledge that I am not relying on any promises or representations by the Company or any of its agents, representatives or attorneys regarding any subject matter addressed in this Release. I acknowledge that this Release constitutes the entire agreement between the Company and me and that this Release supersedes any previous agreements or understandings between me and the Company, except the Retention Agreement, the Indemnification Agreement, the Restrictive Covenant Agreement, the Insider Trading Policy, and any equity award agreements and equity plans to which they are subject, and any other obligations specifically preserved in this Release.

So agreed.	CITRIX SYSTEMS, INC.

By:
Mark B. Templeton		Name:
Title:

Date:

Appendix A

Citrix Systems, Inc.

Termination Certification

This is to certify that except as may be needed to provide Transition Assistance, I do not have in my possession, nor have I failed to return, any devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, equipment, other documents or property, or reproductions of any aforementioned items belonging to Citrix Systems, Inc., its subsidiaries, affiliates, successors or assigns (together, the “Company”). The Company agrees to maintain and not to destroy or alter any information or document previously provided to me as a director that is in existence today, regardless of its current form, for ten (10) years from the Last Service Date.

I further certify that I have complied with all the terms of the Company’s Non-Solicitation, Non-Compete and Confidentiality and Employee Non-Disclosure Agreement signed by me, including the reporting of any Developments and original works of authorship (as defined therein) conceived or made by me (solely or jointly with others) covered by that agreement.

I further agree that, in compliance with the Non-Solicitation, Non-Compete and Confidentiality and Employee Non-Disclosure Agreement and subject to the limitations and restrictions therein, I will preserve as confidential all trade secrets, confidential knowledge, data or other proprietary information relating to products, processes, know-how, designs, formulas, developmental or experimental work, computer programs, data bases, other original works of authorship, customer lists, business plans, financial information or other subject matter pertaining to any business of the Company or any of its clients, consultants or licenses.

Date:
Mark B. Templeton

CITRIX SYSTEMS, INC.

Date:	By:
Robert M. Calderoni
Executive Chairman